Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell Direct Dial: 202-239-3685 E-mail: mitra.surrell@alston.com

March 23, 2017

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 330 to the Trust’s Registration Statement on Form N-1A, filed on January 27, 2017

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on February 27, 2017, relating to Post-Effective Amendment No. 330 to the Trust’s Registration Statement on Form N-1A filed on January 27, 2017, regarding the Dynamic International Opportunity Fund, formerly the Innealta Capital Country Rotation Fund (the “International Fund”) and the Dynamic U.S. Opportunity Fund, formerly the Innealta Capital Sector Rotation Fund (the “U.S. Fund,” together with the International Fund, the “Funds”), each a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comment

Comment #1

Please update the series and class header for the new Funds names. Also note that the ticker for the Class N shares does not pull up anything. On the Class I shares ticker, it pulls up an old small cap fund that went inactive 2011. The correct Fund should come up.

Response #1

The Registrant has updated the series and class header for the new Fund names. The Registrant further notes to the staff that the ticker for the Class N shares does pull up

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the correct Fund name when entered on the SEC’s website. Additionally, the Registrant notes that the Class I shares ticker pulls up the correct Fund as well.

Prospectus

Summary Sections for Both Funds – Fees and Expenses of the Funds

Comment #2

Please include the complete fee and expense table in your correspondence and confirm that you will include the fee waiver agreement as an exhibit to the 485(b) filing.

Response #2

The Registrant has included the complete fee and expense table for each Fund below and confirms that the fee waiver agreement will be included as an exhibit to the 485(b) filing.

International Fund

Shareholder Fees (fees paid directly from your investment)	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original offering price)	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%
Other Expenses	0.94%	0.94%
Acquired Fund Fees and Expenses(1)	0.44%	0.44%
Total Annual Fund Operating Expenses	2.63%	2.38%
Fee Waiver/Expense Reimbursement	(0.70%)	(0.70%)
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.93%	1.68%
(1)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Dynamic International Opportunity Fund and is not a direct expense incurred by the Fund or deducted from Fund assets. Since this number does not represent a direct operating expense of the Dynamic International Opportunity Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.
(2)	Pursuant to an operating expense limitation agreement between AFAM Capital, Inc. (the Innealta Capital division) (the “Adviser”) and the Dynamic International Opportunity Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred sales loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) for the Dynamic International Opportunity Fund do not exceed 1.49%, and 1.24%,of the Fund’s average net assets, for Class N and Class I shares, respectively, through March 31,

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2018. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling fiscal three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.

Example. This Example is intended to help you compare the cost of investing in the Dynamic International Opportunity Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Dynamic International Opportunity Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2018. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class N	$196	$751	$1,333	$2,912
Class I	$171	$676	$1,207	$2,663

U.S. Fund

Shareholder Fees (fees paid directly from your investment)	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the original offering price)	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%
Other Expenses	1.31%	1.31%
Acquired Fund Fees and Expenses(1)	0.17%	0.17%
Total Annual Fund Operating Expenses	2.73%	2.48%
Fee Waiver/Expense Reimbursement	(1.07%)	(1.07%)
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.66%	1.41%
(1)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Dynamic U.S. Opportunity Fund and is not a direct expense incurred by the Dynamic U.S. Opportunity Fund or deducted from the Dynamic U.S. Opportunity Fund assets. Since this number does not represent a direct operating expense of the Dynamic U.S. Opportunity Fund, the operating expenses set forth in the Dynamic U.S. Opportunity Fund’s financial highlights do not include this figure.
(2)	Pursuant to an operating expense limitation agreement between AFAM Capital, Inc. (the Innealta Capital division) (the “Adviser”) and the Dynamic U.S. Opportunity Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Dynamic U.S. Opportunity Fund to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred sales loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) for the Dynamic U.S. Opportunity Fund do not exceed 1.49% and 1.24%, of the Fund’s average net assets, for Class N and Class I shares, respectively, through March 31, 2018. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling fiscal three year basis, as long as the

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reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.

Example. This Example is intended to help you compare the cost of investing in the Dynamic U.S. Opportunity Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Dynamic U.S. Opportunity Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Dynamic U.S. Opportunity Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2018. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class N	$169	$746	$1,350	$2,983
Class I	$144	$670	$1,224	$2,735

Comment #3

Because there is a redemption fee, for each Fund please show two sets of the Expense Example one reflecting the fee and one without.

Response #3

The Registrant appreciates the staff’s comment, however the Registrant believes that the current disclosure is sufficient. Item 3, Instruction 4(f) of Form N-1A requires that a registrant include a second 1-, 3-, 5-, and 10-year periods Expense Example and related narrative explanation only if a sales charge (load) or other fee is charged upon redemption. Form N-1A only requires showing expenses and fees as early as the one year mark and not for periods earlier. In the case of the Funds, the redemption fee applies only to shares redeemed within 60 days of purchase, therefore this requirement of a second Expense Example does not apply and should not be reflected in the table.

Summary Section (for Both Funds, noted where comment only applies to one Fund) – Principal Investment Strategies

Comment #4

In the first sentence of the section you for both Funds you state, “Under normal market conditions, the [Fund] operates as a fund of funds, investing primarily in equity representative exchange-traded funds (“ETFs”).” Please consider removing the word “representative” and make this change throughout the document.

Response #4

The Registrant has revised the Principal Investment Strategies disclosure in both the summary and statutory sections of the Prospectus for each Fund as follows:

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International Fund Summary Section:

Principal Investment Strategies. Under normal market conditions, the Dynamic International Opportunity Fund operates as a fund of funds, investing primarily in exchange traded funds (“ETFs”) that offer exposure to companies domiciled in developed and emerging international markets. The Dynamic International Opportunity Fund may also invest in other categories of ETFs as described below, including those that offer exposure to domestic and international fixed income markets and those that offer exposure to alternative asset classes. The Dynamic International Opportunity Fund may also directly invest in derivative instruments such as futures contracts and options.

The Dynamic International Opportunity Fund’s strategy is based on a proprietary dynamic asset allocation model (“Asset Allocation Model”) that normally advises upon potential investments in non-U.S. equity markets based on the specific risk/reward characteristics (such as macro/micro economic factors and various measurable financial variables, including but not limited to, gross domestic product, profitability metrics, earnings expectations and volatility) of each individual market by investing in ETFs that seek exposure to a specific country, or region (e.g. Western Europe, Asia) or market (e.g. emerging markets, developed market). The Dynamic International Opportunity Fund’s international equity exposures may include, but are not limited to ETFs that invest in common and preferred stocks of all market capitalizations, convertible securities, and rights and warrants listed on U.S. markets or non-U.S. markets. The Dynamic International Opportunity Fund invests in ETFs that seek exposure to both developed and emerging markets. Such countries include but are not limited to: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, India, Indonesia, Ireland, Israel, Italy, Japan, Malaysia, Mexico, Netherlands, New Zealand, Nigeria, Norway, Peru, Philippines, Poland, Portugal, Qatar, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, and the United Kingdom.

The Dynamic International Opportunity Fund may invest in ETFs that offer exposure to domestic and international fixed income securities, such as bonds issued by governments, government agencies and/or corporations as well as asset-backed securities and floating-rate securities. Such ETFs may include fixed income investments of any maturity, duration or quality, including those that are rated below investment grade “junk bonds”.

The Dynamic International Opportunity Fund may invest in ETFs that offer exposure to various alternative asset classes, such as, but not limited to, commodities, real estate, currencies, derivatives, and volatility. The Dynamic International Opportunity Fund may also invest in leveraged, inverse and inverse-leveraged ETFs in order to gain exposures to the referenced equity, fixed income and alterative asset classes. Further, the Dynamic International Opportunity Fund may invest directly in certain derivatives, namely futures and options in order to achieve desired market exposures.

Under normal market conditions, the Dynamic International Opportunity Fund allocates at least a majority and up to 100% of its assets to equity ETFs that either directly focus investments in a specific country or indirectly invest in such countries through investments in foreign markets such as regional, emerging market, or developed market ETFs.

Also under normal market conditions:

  The Dynamic International Opportunity Fund will target having approximately 98% of its

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assets in equity, fixed income and/or alternative asset class ETFs and derivative instruments.

  The Adviser does not anticipate investing more than 25% of its assets in any equity market focused on one country.
  The Fund may be invested in any number of equity markets focused on numerous countries, including none.
  The Fund’s portfolio will be comprised primarily of equity ETFs.

A small cash position, generally 1-2% is on hand at all times for flexibility, although the Dynamic International Opportunity Fund reserves the right to invest 100% of its assets in ETFs and derivatives or have less than 98% in such investments. For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset class ETFs.

The Dynamic International Opportunity Fund is actively managed, and on a daily basis, the Adviser’s investment committee (the “Investment Committee”) analyzes variables the Adviser believes have predictive capabilities with respect to country equity performance. Where the Investment Committee finds the prospective risk-relative return of an equity-based ETF investing in a given country, region, or market to be superior to an ETF investing in the fixed income or an alternative asset class categories, then an allocation is made to the equity ETF. The Investment Committee may choose to aggregate exposures by way of regional or sub-regional ETFs in order to achieve these desired exposures. In the absence of an attractive equity exposure, the allocation is made to fixed income or alternative asset class category ETF(s). The Adviser will make decisions to transact a security based on the Asset Allocation Model or if the Dynamic International Opportunity Fund’s portfolio needs to be rebalanced. Decisions by the Adviser to transact other portfolio securities will be based upon the research, recommendations, and trading signals received from the Investment Committee.

This strategy seeks to provide excess returns relative to the Dynamic International Opportunity Fund’s benchmark, the MSCI ACWI ex USA Index (USD), over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk, and cost efficiency.

International Fund Statutory Section:

Principal Investment Strategies. Under normal market conditions, the Dynamic International Opportunity Fund operates as a fund of funds, investing primarily in exchange traded funds (“ETFs”) that offer exposure to companies domiciled in developed and emerging international markets. The Dynamic International Opportunity Fund may also invest in other categories of ETFs as described below, including those that offer exposure to domestic and international fixed income markets and those that offer exposure to alternative asset classes. The Dynamic International Opportunity Fund may also directly invest in derivative instruments such as futures contracts and options.

The Dynamic International Opportunity Fund’s strategy is based on a proprietary dynamic asset allocation model (“Asset Allocation Model”) that normally advises upon potential investments in non-U.S. equity markets based on the specific risk/reward characteristics (such as macro/micro economic factors and various measurable financial variables, including but not limited to, gross domestic product, profitability metrics, earnings expectations and volatility) of each individual market by investing in ETFs that seek exposure to a specific country, or region (e.g. Western Europe, Asia) or market (e.g. emerging markets, developed market). The Dynamic International Opportunity

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Fund’s international equity exposures may include, but are not limited to ETFs that invest in common and preferred stocks of all market capitalizations, convertible securities, and rights and warrants listed on U.S. markets or non-U.S. markets. The Dynamic International Opportunity Fund invests in ETFs that seek exposure to both developed and emerging markets. Such countries include but are not limited to: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, India, Indonesia, Ireland, Israel, Italy, Japan, Malaysia, Mexico, Netherlands, New Zealand, Nigeria, Norway, Peru, Philippines, Poland, Portugal, Qatar, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, and the United Kingdom.

The Dynamic International Opportunity Fund may invest in ETFs that offer exposure to domestic and international fixed income securities, such as bonds issued by governments, government agencies and/or corporations as well as asset-backed securities and floating-rate securities. Such ETFs may include fixed income investments of any maturity, duration or quality, including those that are rated below investment grade “junk bonds”.

The Dynamic International Opportunity Fund may invest in ETFs that offer exposure to various alternative asset classes, such as, but not limited to, commodities, real estate, currencies, derivatives, and volatility. The Dynamic International Opportunity Fund may also invest in leveraged, inverse and inverse-leveraged ETFs in order to gain exposures to the referenced equity, fixed income and alterative asset classes. Further, the Dynamic International Opportunity Fund may invest directly in certain derivatives, namely futures and options in order to achieve desired market exposures.

Under normal market conditions, the Dynamic International Opportunity Fund allocates at least a majority and up to 100% of its assets to equity ETFs that either directly focus investments in a specific country or indirectly invest in such countries through investments in foreign markets such as regional, emerging market, or developed market ETFs.

Also under normal market conditions:

  The Dynamic International Opportunity Fund will target having approximately 98% of its assets in equity, fixed income and/or alternative asset class ETFs and derivative instruments.
  The Adviser does not anticipate investing more than 25% of its assets in any equity market focused on one country.
  The Fund may be invested in any number of equity markets focused on numerous countries, including none.
  The Fund’s portfolio will be comprised primarily of equity ETFs.

The Adviser utilizes the proprietary asset allocation model to determine a portfolio allocation to equities (direct or indirect country-representative ETFs), fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process. The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets.

To determine fit for potential investment, the Adviser reviews the assets within the ETF, in addition to the normal dollar volume liquidity of the ETF itself, in the context of: (1) the size of the market and the liquidity of the underlying asset class the ETF represents; (2) the likely size of the position the Fund intends to establish; and (3) the sophistication of the ETF provider.

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A small cash position, generally 1-2% is on hand at all times for flexibility, although the Dynamic International Opportunity Fund reserves the right to invest 100% of its assets in ETFs and derivatives or have less than 98% in such investments. For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset class ETFs.

The Dynamic International Opportunity Fund may engage in active and frequent trading and have a relatively high level of portfolio turnover compared to other mutual funds. Portfolio turnover will not be a limiting factor in making investment decisions. On a daily basis, the Adviser’s investment committee (the “Investment Committee”) analyzes variables the Adviser believes have predictive capabilities with respect to country equity performance. Where the Investment Committee finds the prospective risk-relative return of an equity-based ETF investing in a given country, region, or market to be superior to an ETF investing in the fixed income or an alternative asset class categories, then an allocation is made to the equity ETF. The Investment Committee may choose to aggregate exposures by way of regional or sub-regional ETFs in order to achieve these desired exposures. In the absence of an attractive equity exposure, the allocation is made to fixed income or alternative asset class category ETF(s). The Adviser will make decisions to transact a security based on the Asset Allocation Model or if the Dynamic International Opportunity Fund’s portfolio needs to be rebalanced. Decisions by the Adviser to transact other portfolio securities will be based upon the research, recommendations, and trading signals received from the Investment Committee.

This strategy seeks to provide excess returns relative to the Dynamic International Opportunity Fund’s benchmark, the MSCI ACWI ex USA Index (USD), over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk, and cost efficiency.

The management of this Dynamic International Opportunity Fund, including the research and rationale behind specific investment decisions, may differ materially from the management of similarly named products managed by the Adviser.

U.S. Fund Summary Section

Principal Investment Strategies. Under normal market conditions, the Dynamic U.S. Opportunity Fund operates as a fund of funds, investing primarily in equity exchange-traded funds (“ETFs”) that offer exposure to domestic sector markets. The Dynamic U.S. Opportunity Fund may also invest in other categories of ETFs as described below, including those that offer exposure to domestic and international fixed income markets and those that offer exposure to alternative asset classes.  The Dynamic U.S. Opportunity Fund may also directly invest in derivative instruments such as futures contracts and options.

The Dynamic U.S. Opportunity Fund’s strategy is based on a proprietary dynamic asset allocation model (“Asset Allocation Model”) that normally advises upon potential investments in domestic sector equity markets based on the specific risk/reward characteristics (such as macro/micro economic factors and various measurable financial variables including but not limited to gross domestic product, profitability metrics, earnings expectations and volatility) of individual sector or sub-sector equity markets as defined by the Global Industry Classification Structure (“GICS”). GICS is a four-tiered, hierarchical industry classification system developed in 1999 by MSCI and Standard & Poor’s for use by the global financial community; it consists of 11 sectors, 24 industry groups, 68 industries and 157 sub-industries. The Dynamic U.S. Opportunity Fund’s equity exposures may include, but are not limited to, ETFs that invest in common and preferred stocks of all market capitalizations, convertible securities

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and rights and warrants listed on U.S. markets or non-U.S. markets. The Dynamic U.S. Opportunity Fund’s investments in equity markets include, but are not limited to: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate, Telecom Services, and Utilities. The Dynamic U.S. Opportunity Fund also may invest in industry groups, industries and sub-industries (collectively, “sub-sectors”) of the sectors defined by GICS.

The Dynamic U.S. Opportunity Fund may invest in ETFs that offer exposure to domestic and international fixed income securities, such as bonds issued by governments, government agencies and/or corporations as well as asset-backed securities and floating-rate securities. Such ETFs may include fixed income investments of any maturity, duration or quality, including those that are rated below investment grade “junk bonds”. Note that the fixed income allocation is intended to be primarily, but not necessarily exclusively, domestic.

The Dynamic U.S. Opportunity Fund may invest in ETFs that offer exposure to various alternative asset classes, such as, but not limited to, commodities, real estate, currencies, derivatives, and volatility. The Dynamic U.S. Opportunity Fund may also invest in leveraged, inverse and inverse-leveraged ETFs in order to gain exposures to the referenced equity, fixed income and alterative asset classes. Further, the Dynamic U.S. Opportunity Fund may invest directly in certain derivatives, namely futures and options in order to achieve desired market exposures.

At least 80% of the Dynamic U.S. Opportunity Fund’s assets will be invested in accordance with the Fund’s name, specifically in ETFs that offer exposure to U.S.-based sectors, fixed income markets, and/or alternative asset classes and derivative instruments providing exposure to such U.S. based sectors, markets or asset classes.

Under normal market conditions, the Dynamic U.S. Opportunity Fund allocates at least a majority and up to 100% of its assets to equity ETFs that focus investment either directly or indirectly in an aforementioned sector (or sub-sector) markets.

Also under normal market conditions:

  The Dynamic U.S. Opportunity Fund will target having approximately 98% of its assets in equity, fixed income and/or alternative asset class ETFs and derivative instruments.
  The Adviser does not anticipate investing generally more than 35% in any single sector or sub-sector equity market.
  The Fund may be invested in any number of sector and sub-sector equity markets, including none.
  The Fund’s portfolio will be comprised primarily of equity ETFs.

A small cash position, generally 1-2% is on hand at all times for flexibility, although the Dynamic U.S. Opportunity Fund reserves the right to invest 100% of its assets in ETFs or have less than 98% in such investments. For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset class ETFs.

The Dynamic U.S. Opportunity Fund is actively managed and on a daily basis, the Adviser’s investment committee (the “Investment Committee”) analyzes variables that the Adviser believes have predictive capabilities with respect to equity performance. Where the Investment Committee finds the prospective risk-relative return of an equity-based ETF investing in a given sector to be superior to that of an ETF

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investing in the fixed income or alternative asset class categories, an allocation is made to the equity ETF. The Investment Committee may choose to aggregate exposures in order to achieve these desired exposures. In the absence of an attractive equity exposure, the allocation is made to fixed income or alternative asset class category ETF. The Adviser will make decisions to transact a security based on the Asset Allocation Model or if the Dynamic U.S. Opportunity Fund’s portfolio needs to be rebalanced. Decisions by the Adviser to transact other portfolio securities will be based upon the research, recommendations, and trading signals received from the Investment Committee.

This strategy seeks to provide excess returns relative to the Dynamic U.S. Opportunity Fund’s benchmark, the S&P 500 Index, over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk, and cost efficiency.

U.S. Fund Statutory Section

Principal Investment Strategies. Under normal market conditions, the Dynamic U.S. Opportunity Fund operates as a fund of funds, investing primarily in equity exchange-traded funds (“ETFs”) that offer exposure to domestic sector markets. The Dynamic U.S. Opportunity Fund may also invest in other categories of ETFs as described below, including those that offer exposure to domestic and international fixed income markets and those that offer exposure to alternative asset classes.  The Dynamic U.S. Opportunity Fund may also directly invest in derivative instruments such as futures contracts and options.

The Dynamic U.S. Opportunity Fund’s strategy is based on a proprietary dynamic asset allocation model (“Asset Allocation Model”) that normally advises upon potential investments in domestic sector equity markets based on the specific risk/reward characteristics (such as macro/micro economic factors and various measurable financial variables including but not limited to gross domestic product, profitability metrics, earnings expectations and volatility) of individual sector or sub-sector equity markets as defined by the Global Industry Classification Structure (“GICS”). GICS is a four-tiered, hierarchical industry classification system developed in 1999 by MSCI and Standard & Poor’s for use by the global financial community; it consists of 11 sectors, 24 industry groups, 68 industries and 157 sub-industries. The Dynamic U.S. Opportunity Fund’s equity exposures may include, but are not limited to, ETFs that invest in common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets. The Dynamic U.S. Opportunity Fund’s investments in equity markets include, but are not limited to: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate, Telecom Services, and Utilities. The Dynamic U.S. Opportunity Fund also may invest in industry groups, industries and sub-industries (collectively, “sub-sectors”) of the sectors defined by GICS.

The Dynamic U.S. Opportunity Fund may invest in ETFs that offer exposure to domestic and international fixed income securities, such as bonds issued by governments, government agencies and/or corporations as well as asset-backed securities and floating-rate securities. Such ETFs may include fixed income investments of any maturity, duration or quality, including those that are rated below investment grade “junk bonds”. Note that the fixed income allocation is intended to be primarily, but not necessarily exclusively, domestic.

The Dynamic U.S. Opportunity Fund may invest in ETFs that offer exposure to various alternative asset classes, such as, but not limited to, commodities, real estate, currencies, derivatives, and volatility.

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The Dynamic U.S. Opportunity Fund may also invest in leveraged, inverse and inverse-leveraged ETFs in order to gain exposures to the referenced equity, fixed income and alterative asset classes. Further, the Dynamic U.S. Opportunity Fund may invest directly in certain derivatives, namely futures and options in order to achieve desired market exposures.

At least 80% of the Dynamic U.S. Opportunity Fund’s assets will be invested in accordance with the Fund’s name, specifically in ETFs that offer exposure to U.S.-based sectors, fixed income markets, and/or alternative asset classes and derivative instruments providing exposure to such U.S. based sectors, markets or asset classes.

Under normal market conditions, the Dynamic U.S. Opportunity Fund allocates at least a majority and up to 100% of its assets to equity ETFs that focus investment either directly or indirectly in an aforementioned sector (or sub-sector) markets.

Also under normal market conditions:

  The Dynamic U.S. Opportunity Fund will target having approximately 98% of its assets in equity, fixed income and/or alternative asset class ETFs and derivative instruments.
  The Adviser does not anticipate investing generally more than 35% in any single sector or sub-sector equity market.
  The Fund may be invested in any number of sector and sub-sector equity markets, including none.
  The Fund’s portfolio will be comprised primarily of equity ETFs.

The Adviser utilizes its proprietary asset allocation model to determine a portfolio allocation to equities, fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process. The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets.

To determine fit for potential investment, the Adviser reviews the assets within the ETF, in addition to the normal dollar volume liquidity of the ETF itself, in the context of: (1) the size of the market and the liquidity of the underlying asset class the ETF represents; (2) the likely size of the position we intend to establish; and (3) the sophistication of the ETF provider.

A small cash position, generally 1-2% is on hand at all times for flexibility, although the Dynamic U.S. Opportunity Fund reserves the right to invest 100% of its assets in ETFs or have less than 98% in such investments. For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset class ETFs.

The Dynamic U.S. Opportunity Fund may engage in active and frequent trading and have a relatively high level of portfolio turnover compared to other mutual funds. Portfolio turnover will not be a limiting factor in making investment decisions. On a daily basis, the Adviser’s investment committee (the “Investment Committee”) analyzes variables that the Adviser believes have predictive capabilities with respect to equity performance. Where the Investment Committee finds the prospective risk-relative return of an equity-based ETF investing in a given sector to be superior to that of an ETF investing in the fixed income or alternative asset class categories, an allocation is made to the equity ETF. The Investment Committee may choose to aggregate exposures in order to achieve these desired exposures. In the absence of an attractive equity exposure, the allocation is made to fixed income or

U.S. Securities and Exchange Commission

March 23, 2017

alternative asset class category ETF. The Adviser will make decisions to transact a security based on the Asset Allocation Model or if the Dynamic U.S. Opportunity Fund’s portfolio needs to be rebalanced. Decisions by the Adviser to transact other portfolio securities will be based upon the research, recommendations, and trading signals received from the Investment Committee.

The management of this Dynamic U.S. Opportunity Fund, including the research and rationale behind specific investment decisions, may differ materially from the management of similarly named products managed by the Adviser.

This strategy seeks to provide excess returns relative to the Dynamic U.S. Opportunity Fund’s benchmark, the S&P 500 Index, over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk, and cost efficiency.

Comment #5

For both Funds, please clarify when you’re talking about derivatives whether the Fund will be investing in ETFs that utilize derivatives rather than investing directly in derivatives.

Response #5

The Registrant has revised the disclosure to reflect that both Funds will be investing both directly in derivatives (through futures contracts and options) and indirectly through alternative asset class ETFs. Please see the revised disclosure in response to Comment #4 above.

Comment #6

In the third sentence of the first paragraph of the International Fund, you state that the International Fund “normally invests in non-U.S. country equity markets.” Please consider removing the word “country.”

Response #6

The Registrant has removed the word “country.” Please see the revised disclosure in response to Comment #4 above.

Comment #7

In the third sentence of the first paragraph of both Funds, the disclosure includes the phrase “based on the specific risk/reward characteristics.” Please identify and describe these specific risk/reward characteristics.

Response #7

U.S. Securities and Exchange Commission

March 23, 2017

The Registrant has revised the disclosure to describe the specific risk/reward characteristics in response to your comment.  Please see the revised disclosure in response to Comment #4 above.

Comment #8

In the third sentence of the first paragraph for both Funds, you use the term “representative ETFs.” Please explain what you mean by representative ETFs.

Response #8

The Registrant used the term “representative ETFs” to describe the specific categories of ETFs that the Fund may invest in and has revised the disclosure to clarify that. Please see the revised disclosure in response to Comment #4 above.

Comment #9

In the fourth sentence of the first paragraph for the International Fund, you use the term “countries analyzed for investment.” Please consider the phrasing, clarify what you mean by “analyzed for investment.”

Response #9

The Registrant has clarified the disclosure in response to the staff’s comment. Please see the revised disclosure in response to Comment #4 above.

Comment #10

In the fourth sentence of the first paragraph for the International Fund, there are a number of countries listed. Please summarize or categorize this grouping of countries, for example developed, emerging markets, frontier, or some sort of combination.

Response #10

The Registrant has clarified that the countries for investment include a combination of both developed and emerging markets. Please see the revised disclosure in response to Comment #4 above.

Comment #11

In the first sentence of the second paragraph for the International Fund, the disclosure states that the International Fund “allocates at least a majority and up to 100% of its portfolio in ETFs that either directly or indirectly represent the aforementioned non-U.S. country equity markets.” Please explain further what is meant by “or indirectly represent.”

U.S. Securities and Exchange Commission

March 23, 2017

Response #11

The Registrant has clarified that “indirectly represent” means regional ETFs (e.g. an ETF investing in Western European Countries), emerging market ETFs or developed market ETFs. Please see the revised disclosure in response to Comment #4 above.

Comment #12

In the second paragraph for both Funds, please confirm if everything after this sentence beginning with “Under normal market conditions” is for temporary defensive purposes. If so, please make the disclosure more clear.

Response #12

The Registrant that the disclosure following that sentence in the second paragraph does not describe investments only for temporary defensive purposes and the Registrant has revised the disclosure to clarify that for each Fund. Please see the revised disclosure in response to Comment #4 above.

Comment #13

In the second paragraph for both Funds, the disclosure provides that each Fund may invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes. What other ETFs, other than leveraged, inverse and inverse leveraged ETFs will the Fund invest? Will the Fund invest in ETNs or commodity pools?

Response #13

The Registrant confirms that each Fund will invest only in those ETFs described in the Prospectus as a part of its principal investment strategy. With respect to ETNs and commodity pools, each Fund has added ability to invest in ETNs and commodity pools in the SAI, however the Funds will not invest more than 5% of its assets in such investments. As ETNs and commodity pools are not a part of the Funds’ principal investment strategy, the Registrant believes that the current prospectus disclosure is sufficient and has added the following to the SAI:

Exchange-Traded Notes

Each Fund may invest in exchange-traded notes (“ETNs”). An ETN is a type of unsecured, unsubordinated debt security that differs from other types of bonds and notes because ETN returns are typically based upon the performance of a market

U.S. Securities and Exchange Commission

March 23, 2017

index. ETNs are publically traded on a U.S. securities exchange. An ETN incurs certain expenses not incurred by its applicable index, and an investment in an ETN will bear its proportionate share of any fees and expenses borne by the ETN. The market value of an ETN share may differ from its net asset value; the share may trade at a premium or discount to its NAV, which may be due to, among other things, differences in the supply and demand in the market for the share. Although an ETN is a debt security, it is unlike a typical bond, in that there are no periodic interest payments and principal is not protected. ETNs are subject to credit risk and the value of the ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged.

Commodity Pools

The Funds may seek to gain exposure to commodities and commodity markets. Commodities include a range of assets with tangible properties, such as oil, natural gas, agricultural products (e.g., wheat, corn and livestock), precious metals (e.g., gold and silver), industrial metals (e.g., copper) and softs (e.g., cocoa, coffee and sugar). Commodity prices can be extremely volatile and may be directly or indirectly affected by many factors, including changes in overall market movements, real or perceived inflationary trends, commodity index volatility, changes in interest rates or currency exchange rates, population growth and changing demographics and factors affecting a particular industry or commodity, such as drought, floods, or other weather conditions, livestock disease, trade embargoes, competition from substitute products, transportation bottlenecks or shortages, fluctuations in supply and demand, tariffs and international regulatory, political and economic developments (e.g., regime changes and changes in economic activity levels). In addition, some commodities are subject to limited pricing flexibility because of supply and demand factors and others are subject to broad price fluctuations as a result of the volatility of prices for certain raw materials and the instability of supplies of other materials.

Actions of and changes in governments and political and economic instability, in commodity-producing and commodity-exporting countries may affect the production and marketing of commodities. In addition, commodity-related industries throughout the world are subject to greater political, environmental and other governmental regulation than many other industries. Changes in government policies and the need for regulatory approvals may adversely affect the products and services of companies in the commodities industries. For example, the exploration, development and distribution of coal, oil and gas in the United States are subject to significant federal and state regulation, which may affect rates of return on coal, oil and gas and the kinds of services that the federal and state governments may offer to companies in those industries. In addition, compliance with environmental and other safety regulations has caused many companies in

U.S. Securities and Exchange Commission

March 23, 2017

commodity-related industries to incur production delays and significant costs. Government regulation may also impede the development of new technologies. The effect of future regulations affecting commodity-related industries cannot be predicted.

The Funds may invest in commodities indirectly through pooled investment vehicles that hold commodities, commodities-based derivatives or financial instruments where the reference asset is a commodity or commodity index. The Funds’ investments in commodities or commodity-linked instruments may expose such Fund to greater volatility than investments in traditional securities. The prices of commodities can swing sharply in response to cyclical economic conditions, political events or the monetary policies of various countries, potentially causing the value of a Fund’s securities to be more volatile or to decline in value significantly. In addition, political, economic and other conditions in a limited number of commodity-producing countries may have a direct effect on the market value of commodities and the companies that engage in related businesses. Pooled investment vehicles may use commodities-based derivatives that are leveraged and therefore may magnify or otherwise increase investment losses to a Fund. The Funds may primarily utilize pooled investment vehicles that hold commodity-linked instruments in order to maintain exposure to the commodities sector.

The ability of a Fund to invest indirectly in commodities and certain commodity-related instruments and in certain ETFs and other pooled investment vehicles investing in commodities or commodity-related instruments, may be significantly limited by the Fund’s intention to qualify as a regulated investment company for U.S. federal tax purposes.

Comment #14

In the second paragraph for both Funds, the disclosure states that the Funds may invest in certain derivatives. Same comment as above, are these ETFs that invest in certain derivatives or invest in derivatives directly?

Response #14

The Registrant has revised the disclosure to reflect that they will be investing in derivative instruments both directly (futures contracts and options on futures contracts) and indirectly through alternative asset class ETFs. Please see the revised disclosure in response to Comment #4 above.

Comment #15

In the last sentence of the second paragraph for the International Fund, the disclosure states “Under normal market conditions, the majority of Fund assets shall be

U.S. Securities and Exchange Commission

March 23, 2017

invested in non-U.S. equity, fixed income and/or alternative asset classes, specifically in ETFs representative of same.” Please rewrite in plain English. In the last sentence of the second paragraph for the U.S. Fund, the disclosure states “Under normal market conditions, at least 80% of Fund assets shall be invested in U.S. equity, fixed income and/or alternative asset classes, specifically in ETFs representative of same.” Please also rewrite this sentence in plain English and also please make this 80% test consistent with the test above and reconcile the two 80% tests.

Response #15

The Registrant has deleted that last sentence for both Funds. Please see the revised disclosure in response to Comment #4 above.

Comment #16

In the first sentence of the third paragraph for the International Fund, the disclosure states “The Adviser’s investment committee (the “Investment Committee”) analyzes variables the Adviser believes have predictive capabilities with respect to country equity performance daily.” Does the International Fund expect high turnover given that they are given daily performance assessments. Consider if the International Fund needs more disclosure.

Response #16

The Registrant does expect the portfolio turnover rate for both Funds to exceed 100% of the average value of the portfolio for each Fund’s fiscal year. Therefore, each Fund has added disclosure to clarify this to each Fund’s Principal Investment Strategies. The corresponding risk is already included in each Fund’s current disclosure (and has been added to the Statutory Section of the Prospectus for the U.S. Fund).

Comment #17

In the first paragraph of the U.S. Fund, you refer to “U.S. Sectors” and Global Industry Classification Structure (GICS). Please define US sectors and please explain what GICS measures.

Response #17

The Registrant has defined US sectors and explained what GICS measures. Please see the revised disclosure in response to Comment #4 above.

Comment #18

U.S. Securities and Exchange Commission

March 23, 2017

In the second paragraph for the U.S. Fund, the disclosure states, “Under normal market conditions, the Adviser does not anticipate investing generally more than 35% in any single sector or sub-sector equity market and may be invested in any number of sector and sub-sector equity markets including none. Please explain why this 35% limitation does not violate the Fund’s 25% industry concentration policy in the SAI.

Response #18

The Registrant confirms to the staff that the U.S. Fund adheres to its stated concentration policy and the Registrant believes that this 35% limitation does not violate the Fund’s 25% industry concentration policy for the reason described below. Mutual funds typically use industry classification codes published in the SEC’s Directory of Companies Filing Annual Reports to determine the industry in which an issuer is engaged. An industry sector (e.g., biotech or energy) is not considered to be a single industry. Thus, it is possible for a mutual fund, such as the U.S. Fund, to invest in a variety of industries through investment in a particular sector.

Comment #19

In the second paragraph for the U.S. Fund, the disclosure refers to the International Fund.

Response #19

The Registrant has revised the disclosure to use the correct Fund name. Please see the revised disclosure in response to Comment #4 above.

Comment #20

In the third paragraph for the U.S Fund, the disclosure refers to “using diversification.” Consider whether use of the term “diversification” is accurate given that the Fund just focuses on certain economic factors.

Response #20

The Registrant confirms to the staff that the term “diversification” is appropriate because that means that the Fund is open to investment in diverse investment in a multitude of sectors.

Comment #21

For the U.S. Fund, please explain how the Fund will count derivatives based on the Fund’s 80% test.

Response #21

U.S. Securities and Exchange Commission

March 23, 2017

The Registrant confirms to the staff that the U.S. Fund intends to count derivatives as part of its 80% policy and further confirms that the U.S. Fund will value derivatives at market value and will not count the notional exposure of the derivative investments towards the U.S. Fund’s 80% policy.

Summary Sections—Principal Risks

Comment #22

For the International Fund, under General Risks, the disclosure refers to “domestic economic growth.” Please confirm this is accurate given this is an international fund.

Response #22

The Registrant accepts the staff’s comment and has revised the disclosure to remove the word “domestic.”

Comment #23

For the International Fund, confirm that there is a corresponding strategy with respect to High Yield Risk.

Response #23

The Registrant confirms that there is corresponding disclosure for this risk currently in the Principal Investment Strategies section. The revised disclosure for the International Fund provides, “Such ETFs may include fixed income investments of any maturity, duration or quality, including those that are rated below investment grade “junk bonds.”

Summary Section—Performance

Comment #24

For both Funds, if you intend Class I shares to be a “clean share” class as contemplated by the recent Capital Group, January 11, 2017 No-Action Letter (the “Cap Group Letter”) please include the relevant disclosures required by the Cap Group Letter for both Funds.

Response #24

The Cap Group Letter provides that, subject to certain representations, section 22(d) of the Investment Company Act, as amended (the “1940 Act”), does not apply to a broker, as that term is defined in the 1940 Act, when the broker acts as agent on behalf of its customers and charges its customers commissions for effecting transactions in a class

U.S. Securities and Exchange Commission

March 23, 2017

of shares of a fund without any front-end load, deferred sales charge, or other asset-based fee for sales or distribution (“Clean Shares”). The Registrant confirms that at this time it is not intended that Class I shares be Clean Shares, however the Registrant may offer Class I shares as Clean Shares in the future and will make all required representations and disclosures consistent with the Cap Group Letter at that time.

Comment #25

For the International Fund, in the last sentence describing the Blended Benchmark the disclosure states, “An investment cannot be made directly in an index.” This is confusing, please consider if this sentence is necessary.

Response #25

The Registrant has deleted that sentence in response to the staff’s comment.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Investment Strategies

Comment #26

Please carry through the Summary Section comments as needed.

Response #26

The Registrant confirms that corresponding changes in the Summary Section have been carried through to the Statutory Section of the Prospectus.

Comment #27

The inclusion of Securities Lending Risk does not correspond to the Funds’ Principal Investment Strategies, please remove from risks or consider moving the risk to the securities lending disclosure on page 19.

Response #27

While the use of securities lending is not part of the Funds’ principal investment strategy, each Fund plans to participate in securities lending in order to generate additional income, which will subject the Funds to securities lending risk. Therefore, the securities lending language risk has been moved to the disclosure under the heading Securities Lending in the Statutory Section of the Prospectus.

Statement of Additional Information

Trustees and Officers Table

U.S. Securities and Exchange Commission

March 23, 2017

Comment #28

In the third footnote to the Trustees and Officers Table, please update the date.

Response #28

The Registrant has made the requested change.

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell